TraceGuard Technologies, Inc.

The undersigned agrees that he, she or it will not, directly or indirectly, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose (collectively, “Sell” or “Sold”) of any securities, referenced below only, of the TraceGuard Technologies Inc., formerly known as Ibahs, Inc. (the “Company”), including options, rights, warrants or other securities underlying, convertible into, exchangeable or exercisable for or evidencing any right to purchase or subscribe for any common stock (whether or not beneficially owned by the undersigned), or any beneficial interest therein (collectively, the “Securities”), except as follows:

1.	After March 2nd 2007, 20% of the Securities, referenced below only, held by the undersigned can be Sold;

2.	After March 2008, 30% of the Securities, referenced below only, held by the undersigned can be Sold; and

3.	After March 2009, the balance thereof.

Notwithstanding the foregoing, the undersigned shall be entitled to Sell the Securities as long as the transaction does not involve the Securities being Sold on the Over-the-Counter Bulletin Board (or any other exchange or medium where the securities of the Company are listed or quoted), provided, however, that any transferee of the Securities, including, without limitation, a person who has gifted the Securities or lends against the Securities, shall agree in writing to the restrictions contained herein prior to and as a condition to the Securities being Sold.

In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Company’s securities with respect to any of the Securities registered in the name of the undersigned or beneficially owned by the undersigned.

Dated: November 16, 2006

Name: Fredy Ornath
Certificates No: 0348/0425

/s/ Fredy Ornath